SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                         CROWN CORK & SEAL COMPANY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $5.00 per share
              4.5% Convertible Preferred Stock, par value $41.8875 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              Common Stock: 228 255
                  4.5% Convertible Preferred Stock: 228 255 303
            ---------------------------------------------------------
                                 (CUSIP Number)


     Michel Renault                              Copy to: Allan M. Chapin
     General Counsel                             Sullivan & Cromwell
     Compagnie Generale d'Industrie              125 Broad Street
       et de Participations                      New York, N.Y. 10004
     89 rue Taitbout                             (212) 558-4000
     75009 Paris, France
     (011) 331-4285-3000

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 24, 1996
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 10 Pages)

--------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
--------------------------------------------
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Compagnie Generale d'Industrie et de Participations
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [ X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                           Not applicable

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION          France


-------------------------------------------------------------------------------
               7.  SOLE VOTING POWER     0 shares of Crown Common Stock
  NUMBER OF                              0 shares of Crown Preferred Stock
    SHARES     ----------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER   27,809,536 shares of Crown Common
  OWNED BY                               Stock
    EACH                                 7,110,300 shares of Crown Preferred
 REPORTING                               Stock
   PERSON      ----------------------------------------------------------------
    WITH       9.  SOLE DISPOSITIVE      0 shares of Crown Common Stock
                   POWER                 0 shares of Crown Preferred Stock
               ----------------------------------------------------------------
               10. SHARED DISPOSITIVE    27,809,536 shares of Crown Common
                   POWER                 Stock
                                         7,110,300 shares of Crown Preferred
                                         Stock
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                27,809,536 shares of Crown Common
                                         Stock
                                         7,110,300 shares of Crown Preferred
                                         Stock
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                 [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         19.95% of Crown Common Stock
                                         57.19% of Crown Preferred Stock
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                           CO; HC

-------------------------------------------------------------------------------


                              (Page 2 of 10 Pages)

-----------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
-----------------------------------------------
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marine-Wendel
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [ X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                          Not applicable

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                             [  ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION     France


-------------------------------------------------------------------------------
               7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                             0 shares of Crown Preferred Stock
    SHARES     ----------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                              7,110,300 shares of Crown Preferred
   EACH                                 Stock
 REPORTING     ----------------------------------------------------------------
   PERSON      9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
    WITH           POWER                0 shares of Crown Preferred Stock
               ----------------------------------------------------------------
               10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                   POWER                7,110,300 shares of Crown Preferred
                                        Stock
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON               27,809,536 shares of Crown Common Stock
                                        7,110,300 shares of Crown Preferred
                                        Stock
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                             [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        19.95% of Crown Common Stock
                                        57.19% of Crown Preferred Stock
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                CO; HC

-------------------------------------------------------------------------------



                                   (Page 3 of 10 Pages)

-----------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
-----------------------------------------------
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wendel-Participations
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [ X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                          Not applicable

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                             [  ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION     France


-------------------------------------------------------------------------------
               7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                             0 shares of Crown Preferred Stock
    SHARES     ----------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                              7,110,300 shares of Crown Preferred
   EACH                                 Stock
 REPORTING     ----------------------------------------------------------------
   PERSON      9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
    WITH           POWER                0 shares of Crown Preferred Stock
               ----------------------------------------------------------------
               10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                   POWER                7,110,300 shares of Crown Preferred
                                        Stock
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON               27,809,536 shares of Crown Common Stock
                                        7,110,300 shares of Crown Preferred
                                        Stock
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                             [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        19.95% of Crown Common Stock
                                        57.19% of Crown Preferred Stock
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                CO; HC

-------------------------------------------------------------------------------

                                   (Page 4 of 10 Pages)

-----------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
          228 255 303 (Crown Preferred Stock)
-----------------------------------------------
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Societe de Gerance de Valeurs Mobilieres
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [ X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                          Not applicable

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                             [  ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION     France


-------------------------------------------------------------------------------
               7.  SOLE VOTING POWER    0 shares of Crown Common Stock
  NUMBER OF                             0 shares of Crown Preferred Stock
    SHARES     ----------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER  27,809,536 shares of Crown Common Stock
  OWNED BY                              7,110,300 shares of Crown Preferred
   EACH                                 Stock
 REPORTING     ----------------------------------------------------------------
   PERSON      9.  SOLE DISPOSITIVE     0 shares of Crown Common Stock
    WITH           POWER                0 shares of Crown Preferred Stock
               ----------------------------------------------------------------
               10. SHARED DISPOSITIVE   27,809,536 shares of Crown Common Stock
                   POWER                7,110,300 shares of Crown Preferred
                                        Stock
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON               27,809,536 shares of Crown Common Stock
                                        7,110,300 shares of Crown Preferred
                                        Stock
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                             [  ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        19.95% of Crown Common Stock
                                        57.19% of Crown Preferred Stock
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                 CO; HC

-------------------------------------------------------------------------------


                                   (Page 5 of 10 Pages)

                  This Amendment No. 2, dated October 24, 1996, amends the
Schedule 13D, dated February 15, 1996, as amended and supplemented by Amendment No. 1 thereto, dated September 26, 1996 (collectively, the "Schedule 13D"), filed on behalf of Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel ("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM") (collectively, the "Reporting Persons"), by adding the following additional information:


Item 4.           Purpose of Transaction.

                  The following is hereby added after the last paragraph of Item 4:

                           On October 24, 1996, CGIP and Sofiservice entered into the following underwriting agreements: (i) a U.S. Underwriting Agreement, dated October 24, 1996 (the "U.S. Underwriting Agreement"), among Crown, CGIP, Sofiservice, and Lazard Freres & Co. LLC, CS First Boston Corporation and Salomon Brothers Inc, as representatives of the several U.S. underwriters named in Schedule I thereto (the "U.S. Underwriters"), providing for the sale of up to 8,787,500 shares of Crown Common Stock (the "U.S. Underwritten Common Stock") by CGIP and Sofiservice, (ii) an International Underwriting Agreement, dated October 24, 1996 (the "International Underwriting Agreement"), among Crown, CGIP, Sofiservice and Lazard Capital Markets, CS First Boston Limited and Salomon Brothers International Limited, as representatives of the several international underwriters named in Schedule I thereto (the "International Underwriters"), providing for the sale of up to 1,850,000 shares of Crown Common Stock (the "International Underwritten Common Stock" and, together with the U.S. Underwritten Common Stock, the "Underwritten Common Stock") by CGIP and Sofiservice, and (iii) an Underwriting Agreement, dated October 24, 1996 (together with the U.S. Underwriting Agreement and the International Underwriting Agreement, the "Underwriting Agreements"), among Crown, CGIP, Sofiservice and Lazard Freres & Co. LLC, CS First Boston Corporation and Salomon Brothers Inc (together with the U.S. and International Underwriters, the "Underwriters"), providing for the sale of up to 3,450,000 shares of Crown Preferred Stock (the "Underwritten Preferred Stock" and, together with the Underwritten Common Stock, the "Underwritten Stock") by CGIP and Sofiservice. Copies of the Underwriting Agreements are filed as exhibits to this Amendment.


                                   (Page 6 of 10 Pages)

                           Subject to the terms and conditions of the Underwriting Agreements, CGIP and Sofiservice have agreed to sell to the Underwriters, and the Underwriters have agreed to purchase from CGIP and Sofiservice, 9,250,000 shares of the Underwritten Common Stock at a purchase price of $44.64 per share and 3,000,000 shares of the Underwritten Preferred Stock at a purchase price of $43.033 per share. In addition, CGIP has granted the Underwriters an option for 30 days to purchase up to an additional 1,387,500 shares of the Underwritten Common Stock and up to an additional 450,000 shares of the Underwritten Preferred Stock on the same terms and conditions, solely to cover over-allotments. The Underwriters have agreed to offer the Underwritten Common Stock for sale to the public at a purchase price of $46.25 per share and the Underwritten Preferred Stock for sale to the public at a purchase price of $44.25 per share. Based on Crown Common Shares of 128,245,064 and Crown Preferred Shares of 12,432,622 outstanding on October 23, 1996, and assuming full exercise of the underwriters' over-allotment options, CGIP will have 10.05% of the Total Voting
         Power of Crown, as such term is defined in the Shareholders Agreement, following the offerings.

                           In addition, CGIP, Sofiservice and the Underwriters have agreed pursuant to a letter agreement, dated October 24, 1996 (the "Letter Agreement"), that to the extent that the indemnification and contribution provisions under the Underwriting Agreements are insufficient or unavailable to the respective Underwriters thereunder with respect to certain losses of such Underwriters, CGIP and Sofiservice shall contribute to such Underwriters in respect of such losses in such proportion as is appropriate to reflect the relative benefits received by CGIP and Sofiservice on the one hand and such Underwriters on the other from the offering of the Underwritten Stock or, if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect both such relative benefits as well as the relative fault (as determined pursuant to the respective Underwriting Agreements) of such Underwriters, on the one hand, and CGIP and Sofiservice, on the other, in connection with the statements or omissions which resulted in such losses as well as other relevant equitable considerations. A copy of the Letter Agreement is filed as an exhibit to this Amendment.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of Issuer.

                  As more fully described in Item 4 above, CGIP and Sofiservice have entered into the Underwriting Agreements and the Letter Agreement. Copies of the Underwriting Agreements and the Letter Agreement are attached hereto as Exhibits A, B, C and D.


                                   (Page 7 of 10 Pages)

Item 7.           Material to be Filed as Exhibits.


                                    Description                       Exhibit
                                    -----------                       -------
U.S. Underwriting Agreement, dated October 24,                            A
1996, among Crown Cork & Seal Company, Inc.,
Compagnie Generale d'Industrie et de
Participations, Sofiservice, and Lazard Freres
& Co. LLC, CS First Boston Corporation and
Salomon Brothers Inc, as representatives of the several U.S. underwriters to be named in
Schedule I thereto.

International Underwriting Agreement, dated                               B
October 24, 1996, among Crown Cork & Seal
Company, Inc., Compagnie Generale d'Industrie et de Participations, Sofiservice and Lazard
Capital Markets, CS First Boston Limited and
Salomon Brothers International Limited, as representatives of the several international underwriters to be named in Schedule I thereto.

Underwriting Agreement, dated October 24, 1996,                           C
among Crown Cork & Seal Company, Inc.,
Compagnie Generale d'Industrie et de Participations, Sofiservice and Lazard Freres & Co. LLC, CS
First Boston Corporation and Salomon Brothers
Inc.

Letter Agreement, dated October 24, 1996, among                           D
Compagnie Generale d'Industrie et de
Participations, Sofiservice and Lazard Freres &
Co. LLC, CS First Boston Corporation and
Salomon Brothers Inc and Lazard Capital Markets, CS
First Boston Limited and Salomon Brothers
International Limited.


                                   (Page 8 of 10 Pages)

                                         SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 1996


                                  Compagnie Generale
                                  d'Industrie et de Participations

                                  By: /s/ Ernest-Antoine Seilliere
                                      --------------------------------
                                      Name: Ernest-Antoine SEILLIERE
                                      Title: Chairman and CEO




                                  Marine-Wendel

                                  By: /s/ Ernest-Antoine Seilliere
                                      --------------------------------
                                      Name: Ernest-Antoine SEILLIERE
                                      Title: Chairman and CEO




                                  Wendel-Participations

                                  By: /s/ Louis-Amedee de Moustier
                                      --------------------------------
                                      Name: Louis-Amedee de MOUSTIER
                                      Title: Managing Director




                                  Societe de Gerance
                                  de Valeurs Mobilieres

                                  By: /s/ Louis-Amedee de Moustier
                                      --------------------------------
                                      Name: Louis-Amedee de MOUSTIER
                                      Title: Chairman and CEO




                                   (Page 9 of 10 Pages)

                                       Exhibit Index
                                       -------------


1.A  -   U.S. Underwriting Agreement, dated October 24, 1996, among Crown Cork
         & Seal Company, Inc., Compagnie Generale d'Industrie et de Participations, Sofiservice, and Lazard Freres & Co. LLC, CS First Boston Corporation and Salomon Brothers Inc, as representatives of the several U.S. underwriters to be named in Schedule I thereto.

1.B  -   International Underwriting Agreement, dated October 24, 1996, among
         Crown Cork & Seal Company, Inc., Compagnie Generale d'Industrie et de Participations, Sofiservice and Lazard Capital Markets, CS First Boston Limited and Salomon Brothers International Limited, as representatives of the several international underwriters to be named in Schedule I thereto.

1.C  -   Underwriting Agreement, dated October 24, 1996, among Crown Cork &
         Seal Company, Inc., Compagnie Generale d'Industrie et de
         Participations, Sofiservice and Lazard Freres & Co. LLC, CS First Boston Corporation and Salomon Brothers Inc.

99.D - Letter Agreement, dated October 24, 1996, among Compagnie Generale d'Industrie et de Participations, Sofiservice and Lazard Freres & Co. LLC, CS First Boston Corporation and Salomon Brothers Inc and Lazard Capital Markets, CS First Boston Limited and Salomon Brothers International Limited.





                                   (Page 10 of 10 Pages)